SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

January ,2004- Quarterly Report November 30, 2003

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F  X        Form 40-F  _______

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes   X            No  ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date: May 27, 2004

by:  ______________________________________

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2003/11/30
Date of Report:	2004/01/29

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2004/01/29

"Geoffrey Caine"	Geoffrey Caine	2004/01/29

CRYSTAL GRAPHITE

CORPORATION

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

30 NOVEMBER 2003

Unaudited - See Notice to Reader

TONELLI & ASSOCIATES

Chartered Accountants

NOTICE TO READER

We have compiled the interim balance sheet of Crystal Graphite Corporation as at 30 November 2003 and the interim statements of shareholders' equity, loss and cash flows for the three months then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

"Tonelli & Associates"

Langley, B.C.	TONELLI & ASSOCIATES
28 January 2004	CHARTERED ACCOUNTANTS

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 1
Interim Balance Sheet
Canadian Funds
Unaudited - See Notice to Reader

ASSETS	30 November 2003	31 August 2003
Current
Cash and term deposits	$104,396	$16,091
GST recoverable	29,070	19,257
Accounts receivable and advances	58,643	-
Interest reserve (Note 13)	122,877	-
Prepaid expenses and deposits	22,713	19,126
	337,699	54,474
Investments (Note 4)	3,263	3,263
Mineral Property Costs - Schedule (Note 5)	7,180,673	7,008,834
Capital Assets (Note 6)	1,244,763	1,243,556
Reclamation Bonds (Note 5b)	390,000	390,000
	$9,156,398	$8,700,127

LIABILITIES
Current
Cheques issued in excess of funds on deposit	$-	$34,974
Payroll remittance payable	55,609	90,413
Accounts payable and accrued liabilities	158,880	479,409
Loan payable	1,000,000	-
	1,214,489	604,796
Convertible Debentures (note 7)	-	68,333
Continued Operations (Note 1)
Commitments (Note 10)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)	18,841,766	18,415,632
Contributed Surplus (Note 8c)	253,309	245,900
Deficit - Statement 2	(11,153,166)	(10,634,534)
	7,941,909	8,026,998
	$9,156,398	$8,700,127

ON BEHALF OF THE BOARD:

"Gordon Sales"                                        , Director

"Geoffrey Caine"                                      , Director

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 2
Interim Statement of Shareholders' Equity
Canadian Funds
Unaudited - See Notice to Reader

	Common Shares
	Number	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - 31 August 2001	22,354,714	$17,894,782	$-	$(7,274,485)	$10,620,297
Loss for the year	-	-	-	(1,913,120)	(1,913,120)
Balance - 31 August 2002	22,354,714	17,894,782	-	(9,187,605)	8,707,177
Loss for the period	-	-	-	(206,613)	(206,613)
Balance - 30 November 2002	22,354,714	17,894,782		(9,394,218)	8,500,564
Issuance of shares for:
- Exercise of options	1,000,000	148,250	-	-	148,250
- Conversion of debentures	990,004	372,600	-	-	372,600
Stock compensation equity	-	-	245,900	-	245,900
Loss for the period	-	-	-	(1,240,316)	(1,240,316)
Balance - 31 August 2003	24,344,718	18,415,632	245,900	(10,634,534)	8,026,998
Issuance of shares for:
- Commitment fee	500,000	135,500	-	-	135,500
- Conversion of debentures	236,776	64,166	-	-	64,166
- Settlement of debt	75,000	20,325	-	-	20,325
- Private placements	780,045	211,392	-	-	211,392
- Loan arrangements	85,000	16,260	-	-	16,260
Shares returned to treasury	(57,144)	(21,509)	-	-	(21,509)
Stock compensation equity	-	-	7,409	-	7,409
Loss for the period	-	-	-	(518,632)	(518,632)
Balance - 30 November 2003	25,964,395	$18,841,766	$253,309	$(11,153,166)	$7,941,909

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 3
Interim Statement of Loss
For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

	2003	2002
General and Administrative Expenses
Wages, benefits and subcontractors	$114,109	$92,479
Marketing	68,118	27,449
Shareholders' information and investor relations	30,648	22,183
Legal and accounting fees	28,490	4,590
General and administrative	18,802	17,370
Travel	18,465	17,636
Occupancy costs	14,468	18,429
Transfer agent fees	11,282	1,247
Advertising and promotion	2,910	1,965
Automobile	2,619	1,440
Amortization	1,956	1,616
Consulting fees	638	359
Listing and filing fees	532	122
Loss Before the Following	313,037	206,885
Financing fees	161,760	-
Interest on loan payable	27,123	-
Interest on convertible debentures	17,633	-
Loss on foreign exchange	1,810	-
Interest and bank charges, net	(2,731)	(272)
Loss for the Period	$518,632	$206,613

Loss per Share - Basic and Diluted	$0.02	$0.01

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 4
Interim Statement of Cash Flows
For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)	2003	2002
Operating Activities
Loss for the period	$(518,632)	$(206,613)
Items not affecting cash
Accrued interest on convertible debenture, net	10,991	-
Financing fees paid in shares	151,760	-
Stock compensation	7,409	-
Amortization	1,956	1,616
Changes in non-cash working capital	(529,928)	226,264
	(876,444)	21,267

Investing Activities
Mineral property costs	(171,839)	(229,818)
Item not affecting cash
Amortization	36,433	52,469
	(135,406)	(177,349)
Purchase of capital assets	(39,596)	(3,133)
	(175,002)	(180,482)

Financing Activities
Issuance of shares	211,392	-
Convertible debentures repaid	(36,667)	-
Proceeds from loan payable	1,000,000	-
	1,174,725	-

Net Increase (Decrease) in Cash	123,279	(159,215)
Cash position - Beginning of period	(18,883)	171,182
Cash Position - End of Period	$104,396	$11,967

Supplemental Schedule of Non-Cash Consideration
Shares issued for convertible debenture, net	$42,657	$-
Shares issued for settlement of debt	$20,325	$-
Shares issued for financing fees	$151,760	$-
Stock compensation	$7,409	$-

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Schedule
Interim Schedule of Mineral Property Costs
For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

	2003	2002
Direct - Mineral
Black Crystal Property, Nelson, B.C.
Deferred exploration costs
Field and general	$48,247	$29,803
Amortization	36,433	52,469
Repairs and maintenance	35,233	39,539
Wages, benefits and subcontractors	34,664	49,538
Travel, meals and accommodation	8,156	8,017
Telecommunications	4,083	1,709
Environmental engineering	1,795	173
Crushing, screening and grinding	1,357	6,691
Freight	1,251	1,703
Mine administration	372	1,623
Health and safety	248	639
Transportation and hauling	-	43,904
Geology and geological engineering	-	460
Bulk sampling recovery	-	(6,450)

Costs for the Period	171,839	229,818
Balance - Beginning of period	7,008,834	6,258,851
Balance - End of Period	$7,180,673	$6,488,669

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2003
Canadian Funds
Unaudited - See Notice to Reader

1.

Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, has a working capital deficiency of $876,790 and a deficit of $11,153,166.

The company is planning to meet its current obligations by raising funds via private placements, and/ or securing debt financing. The company's continued existence is dependent upon its ability to  obtain additional financing and continued support of its debtors and/or achieve profitable operations.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.  These interim financial statements should be read in conjunction with the audited financial statements as at 31 August 2003.

3.

Fair Value of Financial Instruments

The company's financial instruments consist of cash and term deposits, GST recoverable, accounts receivable and advances, interest reserve, payroll remittance payable, accounts payable and loan payable.  Currency fluctuations may affect the cash flow which the company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars, while the company's costs are incurred in Canadian and U.S. currencies.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2003
Canadian Funds
Unaudited - See Notice to Reader

4.

Investment

Details are as follows:

	30 November 2003	31 August 2003
137,500 (2002 - 137,500) common shares of USCO (i)	$3,262	$3,262
100,000 (2002 - 100,000) common shares of ALCO (ii)	1	1
	$3,263	$3,263

i)

By letter agreement dated 4 April 2002, the company accepted 137,500 shares for debt totalling $88,285 due from an unrelated U.S. public company ("USCO").  The shares were recorded at their fair market value of $6,875, and subsequently written down to fair market value.

ii)

During the 2001 fiscal year, the company purchased 100,000 common shares of a private Alberta company ("ALCO") for $400,000, representing a 6.53% interest in ALCO.  ALCO, which is involved in the oil and gas sector and is negotiating an interest in certain properties located in the Yukon Territory, has an agreement with a First Nations group.  Although certain lands for the project have been identified with the First Nations group, the total exact lands which would be claimed by the First Nations group is uncertain.  In addition, the company may renegotiate its working interest into a royalty interest.  Consequently, final details are subject to negotiations with the First Nations group and the Federal government.

During the fiscal year ended 31 August 2002, management wrote down this investment to a nominal value for accounting purposes due to the uncertainty of further land claim settlements and the company's ultimate realization of future returns on the investment.

5.

Mineral Property Costs

a)

Details are as follows:

	30 November 2003	31 August 2003
Black Crystal Property, Nelson, B.C.
Acquisition costs	$618,927	$618,927
Exploration costs	6,561,746	6,389,907
	$7,180,673	$7,008,834

b)

By agreement dated 10 January 1995 and subsequent amendment, the company acquired a 100% interest in certain mineral claims known as the Black Crystal property, located in the Slocan Mining Division in British Columbia.

As consideration, the company, fulfilled the following conditions during prior fiscal years:

  Paid $300,000 cash

  Issued 800,000 shares (issued in a prior year based on the original agreement at a value of $284,000, being the exploration expenses incurred by the vendors on the property)

  Completed a private placement of 6,550,000 units for proceeds of $4,192,000

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2003
Canadian Funds
Unaudited - See Notice to Reader

5.

Mineral Property Costs - Continued

The property is subject to a 20% gross profit royalty for a period of 10 years ending 25 August 2010 to a maximum of $1,700,000.  The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

The agreement was made with a former officer and director and a company controlled by a former officer and director and has accordingly been treated as a related party transaction.

As of 25 June 2002, the British Columbia Ministry of Energy and Mines granted the company two mining leases on this property.  These leases were issued for a term of 30 years and expire on 29 May 2032, with an option to renew at 30-year intervals.

On 4 July 2002, the company received a Mining Permit from the British Columbia Ministry of Energy and Mines.  The implementation of this Mining Permit allows the company to process flake graphite products at its Koch Creek plant to a maximum feed rate of 250,000 tonnes per year.

As part of the terms of the Mining Permit the company was required to invest in a Reclamation Bond in the amount of $390,000 (completed).

6.

Capital Assets

Capital assets are recorded at cost.  Details are as follows:

	Cost	Accumulated Amortization	30 November 2003 Net Book Value	31 August 2003 Net Book Value
Beneficiation Plant	$1,410,352	$683,885	$726,467	$726,467
Machinery and equipment	1,003,772	681,880	321,892	326,157
Buildings	199,924	114,920	85,004	80,815
Technical instruments	151,618	88,292	63,326	68,289
Office furniture	30,964	13,228	17,736	17,196
Computer hardware	42,715	22,817	19,898	13,913
Vehicles	62,457	52,738	9,719	10,507
Computer software	12,542	11,821	721	212
	$2,914,344	1,669,581	$1,244,763	$1,243,556

7.

Convertible Debentures

a)

In December 2002, the company completed a convertible debenture private placement of 350,000 debenture units at a price of $0.50 per unit for total proceeds of $175,000.  The debenture bore interest after 1 April 2003 at a rate of 1% per month.

Of this private placement, 100,000 units were subscribed for by related parties.

During the period, the company issued 35,000 bonus shares to certain debenture holders for loan arrangements with the company at a price of $0.271 per share.  10,000 shares were issued to an officer and a relative of a director.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2003
Canadian Funds
Unaudited - See Notice to Reader

7.

Convertible Debentures - Continued

During the period, the company paid out $16,667 plus interest to certain debenture holders and issued 236,776 units to the remaining holders.  One unit was issued for each $0.271 of outstanding debenture.  Each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

b)

In March 2003, the company completed a private placement of convertible debentures for total proceeds of $415,000.  The debentures bore interest at 8% per annum.

During August 2003, the company repaid $68,500 plus accrued interest of this debenture in cash.  The balance of $346,500 plus imputed interest of $26,100 was converted into 990,004 common shares.

Financing fees in the amount of $62,250 were paid to unrelated parties in connection with this convertible debenture private placement during the prior fiscal year.

During the period, 57,144 common shares were returned to the company in exchange for the original principal amount of $20,000 plus accrued interest.

8.

Share Capital

a)

Details are as follows:

	Cumulative Number of Shares		Cumulative Amount
	30 November 2003	31 August 2003	30 November 2003	31 August 2003
Authorized:
250,000,000 common shares without par value
Issued and fully paid:
For cash	21,894,092	21,114,047	$16,719,298	$16,507,906
For property and equipment	948,889	948,889	558,500	558,500
Settlement of debt	1,366,778	1,291,778	1,013,039	992,714
Conversion of debentures	1,169,636	990,004	415,257	372,600
Financing fees	585,000	-	151,760
Finders fee for share issuance	-	-	(16,088)	(16,088)
	25,964,395	24,344,718	$18,841,766	$18,415,632

b)

During the period, the company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2003
Canadian Funds
Unaudited - See Notice to Reader

8.

Share Capital - Continued

c)

During the period, the company issued 75,000 units in settlement of certain trade payables in the amount of $20,325.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

d)

During the period, the company issued 50,000 bonus shares to a third party for arranging loans for the company at a price of US$0.10.

e)

Share Purchase Options and Warrants

As at 30 November 2003, the following share purchase options were outstanding:

	Shares	Exercise Price	Expiry Date
Options	25,000	$ 0.68	18 March 2006
	25,000	$ 0.81	23 May 2006
	50,000	$ 1.08	13 August 2006
	620,000	$ 0.68	29 October 2006
	545,000	$ 0.68	29 October 2006
	305,000	US $0.20	18 September 2004
	2,575,000	US $0.20	18 September 2008
4,145,000

As at 30 November 2003, the following share purchase warrants were outstanding:

	Shares	Exercise Price	Expiry Date
Warrants	1,091,821	US $ 0.25	30 September 2005

f)

Stock - Based Compensation

During the period, the company granted 2,880,000 share-purchase stock options to directors, officers, employees and a consultant.  Of the options granted, 2,575,000 options were granted to directors, officers and employees and are exercisable at a price of US$0.20 per share for a 5 year period expiring 18 September 2008.  The remaining 305,000 options were granted to a consultant and are exercisable at a price of US$0.20 per share for a 1 year period expiring 18 September 2004.

The fair value of each option grant is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	2.95%
Expected dividend yield	Nil
Expected stock price volatility	72%
Expected life of options	1 year

For non-employees, the current period stock option grant results in a compensation expense of $7,409 which has been recorded in marketing fees for the year ended 30 November 2003.  The offsetting entry is to contributed surplus.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2003
Canadian Funds
Unaudited - See Notice to Reader

8.

Share Capital - Continued

The estimated fair value of the 2,575,000 stock options granted to directors and employees was $269,816 on the grant date.  The pro-forma impact on net loss and loss per share is as follows:

Net Loss
As Reported	$518,632
Pro forma	$788,448

Loss Per Share
As Reported	$0.02
Pro forma	$0.03

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing model with the following weighted average assumptions:

Risk-free interest rate	3.67%
Expected dividend yield	Nil
Expected stock price volatility	72%
Expected life of options	5 years

The weighted average grant-date fair value of options granted was $0.10 per option.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

9.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the period, fees for marketing services in the amount of $16,017 (2002 - $20,475) were paid to a company controlled by a director of the company.

b)

During the period, management wages of $57,480 (2002 - $78,480) were paid or accrued to a director, two officers of the company and a company controlled by a director.

c)

During the period, interest of $ 5,000 (2002 $NIL) was paid or accrued to an officer, and a relative of a director.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2003
Canadian Funds
Unaudited - See Notice to Reader

10.

Commitments

By agreement dated 16 August 2001, the company entered into a lease for premises expiring 13 November 2003.  During the period the company renewed the lease until 13 November 2004.

Minimum basic rent is as follows:

Amount
2004	$34,985

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

The company has lease agreements for office equipment and a vehicle with terms of 5 years and 3 years respectively.  Minimum basic charges are as follows:

Amount
2004	$5,885
2005	7,357
2006	3,372
$16,614

11. Lawsuit and Settlement Agreement

During the 2001 fiscal year, a lawsuit was brought against the company and 15 other individuals/corporations (including KAK Investments Inc. ("KAK"), the majority shareholder of the company) by the trustee of Evergreen Security Ltd.

By settlement agreement made between the trustee and representatives of KAK and approved by the U.S. Bankruptcy Court, the trustee has become the legal and beneficial owner of the KAK shares, and the trustee thereby has full legal right as holder of the KAK shares.

During the year, the company and the Trustee were able to effect and execute a settlement agreement effective 7 November 2002.  The terms of the settlement agreement are that the company remove its receiver over the KAK shares granted by the Supreme Court of B.C. (which the company has discharged) and that for a period, the lesser of five years or the date the KAK shares constitute 20% or less of the issued capital of the company, the trustee shall be permitted to attend board meetings and to have the benefit of an Antidilution Agreement whereby the trustee may elect to purchase securities at the terms and price paid by third parties to maintain its percentage interest in the company.  The Bankruptcy Court approved the settlement agreement dated 19 November 2002 during the period.  The lawsuit is fully discharged in respect to the company.

12.

Income Taxes

The company has incurred non-capital losses of approximately $2,597,109 which may be carried forward and used to reduce taxable income in future years.

The company has incurred certain resource-related expenditures of approximately $8,380,494 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2003
Canadian Funds
Unaudited - See Notice to Reader

12.

Income Taxes - Continued

The resource deductions have no expiry date whereas the non-capital losses carried forward expire as follows:

Amount
2009	$1,427,154
2010	1,169,955
$2,597,109

The potential future tax benefits of these non-capital losses and the resource expenditures have not been reflected in the accounts of the company.

13.

Loan Payable

By a loan agreement dated 25 September 2003, the company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, of which $150,000 has been set up as an interest reserve to service the monthly interest instalments.  The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 26 September 2004.  The company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the company to the lender as a non-refundable commitment and funding fee.  The debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the company.

The company may elect to extend the term of the loan for a further twelve months if the loan is in good standing.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2003/11/30
Date of Report:	2004/01/29

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2004/01/29

"Geoffrey Caine"	Geoffrey Caine	2004/01/29

SCHEDULE B

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

See interim financial statements for details.

2.

RELATED PARTY TRANSACTIONS

See interim financial statements for details.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Securities issued:

See interim financial statements for details.

b)

Options granted:

See interim financial statements for details.

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized share capital:

Number	Class of Shares
250,000,000	common

b)

Shares issued and outstanding:

Number	Amount
25,964,395	$ 18,841,766

c)

Options, warrants and convertible securities outstanding:

See interim financial statements for details.

d)

Shares subject to escrow or pooling agreements.

None

5.

NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Gordon Sales	- President and Director	Barrett Sleeman	- Director
Ted Nunn	- Chief Operating Officer	Richard Ivy	- Director
Geoffrey Caine	- Director	Lana Turner	- Corporate Secretary

MANAGEMENT DISCUSSION AND ANALYSIS

Crystal Graphite Corporation

Fiscal Year Ended November 30, 2003

Description of Business

Crystal Graphite Corporation (the "Company") is an industrial mineral exploration and development company based in Vancouver, British Columbia, Canada.  The Company is focusing on the exploration, production and sale of Flake Graphite and owns the Black Crystal Graphite property located 45 minutes from Nelson, British Columbia in the West Kootenays.

During the prior fiscal year, the Company was delisted from the TSX Venture exchange at the request of the Company.  The Company was then listed on the NASD OTC Bulletin in the United States and began trading under the symbol "CYTGF".  The Company continues to be a reporting issuer in British Columbia and Alberta.

Black Crystal Graphite Project

The Black Crystal Graphite Project consists of a quarry operation and a beneficiation plant.  The beneficiation plant has the potential to process up to 75,000 tonnes of graphite-bearing feed material for a year-round continuous operation.  The quarry is a seasonal operation that can operate from June to November stockpiling excavated graphitic material for plant feed.  The Company received a Mining Permit for the Black Crystal Project from the provincial government on July 4, 2002.  Through staged production based on market demand, the plant is planned for a long-term capacity of 250,000 tonnes per year of plant feed.

The Company has commenced production of high purity flake graphite of 98.5% fixed carbon.  Shipments are being processed on a continuous basis to fuel cell bi-polar plate manufacturers.  The Company is very active in introducing its high purity product to a number of users with a high rate of success.

Results of Operations

Please refer to the Company's Statement of Loss included in the interim financial statements for the three months ended November 30, 2003 for a complete breakdown of the Company's activities during the past quarter.  Following is a summary of the highlights during the period.

The Company incurred a loss of $518,632 for the three months ended November 30, 2003 compared with a loss of $206,613 for the comparative period ended November 30, 2002, which represents a increase of 151% or $312,019 over the prior year first quarter.  The loss for the period consists of an operating loss of $313,037 and other items such as financing fees relating to the convertible debentures and loan payable of $161,760, interest on debentures of $17,633 (which includes $12,500 of accrued interest recorded on the conversion into 236,776 shares and a reversal of $1,509 of accrued interest on the return of shares exchanged for cash), interest on debentures of $27,123, net interest and bank charges of $2,731 (income) and a loss on foreign exchange of $1,810.   The operating loss is made up of wages, benefits and payments to contractors of $114,109, marketing costs of $68,118 (which includes stock-based compensation expense in the amount of $7,409 booked for stock options granted to consultants), shareholder information and investor relations of $30,648, travel of $18,465, general and administrative of $18,802, occupancy costs of $14,468, legal fees, audit and accounting fees of $28,490, transfer agent fees of $11,282 and various other smaller expenses all under $10,000 each, totaling $8,655.

The increase in the loss of $312,019 over the prior year quarter is mainly attributable to a increase in operating costs of $106,152 and a net increase in expenses of other items in the amount of $205,867.  The key operating expense items that increased over the prior year quarter were an increase in marketing of $33,260 plus the stock compensation expense of $7,409, increase in legal fees, audit and accounting fees of $23,900, increase in wages, benefits and subcontractors of $21,630, increase in transfer agent fees of $10,035, increase of shareholder information and investor relations of $8,465, increase in general and administrative of $1,432, increase in travel of $829.  The increase of these key items was offset by decreases over the prior year quarter in occupancy costs of $3,961.  The net fluctuation of the other operating expenses was an increase of $3,153.  Marketing is currently a big focus of the company as management is searching for potential purchasers of graphite and therefore reflects a large increase in cost.  Legal fees were significantly higher due to the various financing that occurred in the quarter.  Wages have increased due to the adding of one new full time staff person.  Transfer agent, shareholder information and investor relations all increased due to the issuance of shares and the process of acquiring financing.  The financing fees relate directly to the loan payable and convertible debenture funds received during the period.

Results of Deferred Exploration Expenditures

Please refer to the Company's Schedule of Mineral Property Costs included in the audited financial statements for the three months ended November 30, 2003 for a complete breakdown of the Company's mineral exploration activities during the past quarter.  Following is a summary of the highlights during the period.

The Company incurred expenditures on its Black Crystal Graphite Project of $171,839 for the three months ended November 30, 2003 compared with $229,818 for the comparative period ended November 30, 2002, which represents a decrease of 25% or $57,979 over the prior year quarter.  The deferred exploration costs consisted of amortization expense of $36,433, wages, benefits and subcontractors of $34,664, field and general of $48,247, repairs and maintenance of $35,233, travel, meals and accommodation of $8,156 and various other smaller expenditures all under $10,000 each, totaling $9,106.

The decrease in expenditures of $57,979 over the prior year is mainly attributable to the fact that the Company has changed its focus over last year and due to the shortage of funding.  The current period activities consisted of testing and experimental work on the beneficiation plant and equipment as well as testing of the laboratory and graphite quality processes.

Liquidity and Capital Resources

During the period, the cash position increased by $123,279 resulting in a cash balance of $104,396 at November 30, 2003 compared with a negative balance of $18,883 at August 31, 2003.

The Company used $876,444 for operating activities during the period compared with an inflow of $21,267 in the prior year quarter.  The major increase is due to the higher level of expenses incurred in the period combined with the payment of large accounts payable balances.

The Company used $175,002 for investing activities during the period compared with $180,482 in the prior year quarter.  After adjusting for amortization expense, the Company incurred $135,406 on mineral property costs compared with $177,349 in the prior year quarter.  As mentioned in the Results of Deferred Exploration Expenditures section, the Company focused on testing and refinement of the plant processes in the current period whereas the prior year was spent making major modifications to the plant, bulk sampling and preparing technical reports.  The Company spent $39,596 on capital asset purchases during the period compared with $3,133 in the prior year quarter.

The cash resources provided by financing activities during the period were $1,174,725 compared with $nil in the prior year quarter.

By a loan agreement dated 25 September 2003, the company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, of which $150,000 has been set up as an interest reserve to service the monthly interest instalments and is included in current assets.  The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 26 September 2004.  The company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the company to the lender as a non-refundable commitment and funding fee recorded at $135,500 and included in financing fees.  The debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the company.

The company may elect to extend the term of the loan for a further twelve months if the loan is in good standing.

During the period, the company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

During the period, the company paid out $16,667 plus interest to certain debenture holders and issued 236,776 units to the remaining holders.  One unit was issued for each $0.271 of outstanding debenture.  Each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

During the period, 57,144 common shares originally issued to certain debtenture holders were returned to the company in exchange for the original principal amount of $20,000 plus accrued interest.

At November 30, 2003, the Company had a working capital deficiency of $876,790.  In the short term, the Company will rely on external debenture financing and private placement equity financing to fund its cash requirements.

Capital Outlook

To reduce capital risk, CGC has implemented a phase development approach for eventual expansion to 250,000 tonnes of plant feed per year.  During the First Quarter of the 2003 Financial Year, $94,000 was approved by the Board of Directors to improve screening and drying of graphite, greater water storage capacity, and increased capacity of the feed bin.  This Phase I expansion is completed and is in the start up stage. The Phase II expansion has now also been completed and is undergoing testing.

The Company is planning an equity financing for approximately US$2 million to assure sufficient capital for the planned expansion and to operate through the market development period and beyond the break-even point, which is estimated at 12 months from start of Phase II expansion.  The planned expansion includes a major addition to the beneficiation plant for increased capacity for acid leaching, drying, screening and additional product storage purposes which is budgeted for CDN$778,000.

The Company is aggressively pursuing financing.  Operation has been minimized until adequate financing is obtained.

Related Party Transactions

During the period, fees for marketing services in the amount of $16,017 (2002 - $20,475) were paid to a company controlled by a director of the company.

During the period, management wages of $57,480 (2002 - $78,480) were paid or accrued to a director, two officers of the company and a company controlled by a director.

During the period, interest of $ 5,000 (2002 $NIL) was paid or accrued to an officer, and a relative of a director.

On-going Operations

The Company reports that during the three months ended 30 November 2003 that only minor exploration was undertaken.

The graphitic material stockpiled at Hoder Creek was transported to the processing plant where it was screened for plant feed.  During October 2003, an additional 1350 tonnes was excavated and transported resulting in a plant stockpile of 9000 tonnes which is adequate material to supply the plant beyond August 2004.

During the prior fisca year, the processing plant was in operation in a semi-pilot plant mode operating approximately 50% of a 10 hour four day per week shift.  At the end of the quater, there was an inventory of: 30.8 tonnes of concentrate @ 96% fixed carbon; 2.8 tonnes of tabled product @ 97.5%; 5.5 tonnes of leached product @ 98.0%; and 10.2 tonnes of bagged product.  There was also 21 tonnes of product of lower grade product awaiting further upgrade and -150 mesh fine material in a storage bin.  Construction of the Phase I expansion (0.5 to 1 tonne per 10 hour shift) began in mid-September 2004 which eliminates the pilot plant equipment thereby allowing the phased development production plan to proceed.

Water quality and weather monitoring is ongoing as required in the Mining Permit.  CGC applied and has received a water license to draw water from the adjacent Koch Creek for industrial purposes.  The current two water wells supply only enough water for a 14-hour continuous operation.

The laboratory operated on a four day per week schedule analysing stockpile, plant feed, concentrate processing and product samples for fixed carbon and screen analyses.  Numerous samples were sent to potential customers at the request of Marketing.  Samples from China and other North American properties were also analysed.

Marketing

CGC has been working with TDM (Mr. Chuck Tanzola), an expert in the field of bi-polar plate design and production since early 2001, which has enabled CGC to work with several companies in the fuel cell and automobile battery industry.

During October and November an effort to assist a UK based customer overcome a design problem with their stacks for the small mobile industry based on the redox battery system was undertaken by CGC and TDM.  New plates designed by TDM, utilizing CGC graphite have been produced and will be installed in a new test stack and evaluated during January and February of 2004.  The importance of this work is that the UK based company will be directly tied to the utilization of the CGC graphite and compounds and design work handled by TDM.  During February of 2004 the UK based company is expected to finalize a licensing agreement with a Canadian based company for joint development and manufacturing aimed at back up stations for the cell-phone base stations and is expected to place a forwarding order for graphite thereafter.

During December CGC was invited to visit a mid-western based company that is currently producing fuel cell components for the automotive industry as well as static residential and industrial uses.  This company is testing the compounds that are made with the CGC graphite and assuming tests are favorable, CGC can expect to see orders for the compounds utilizing CGC's graphite.  These orders would expect to be on the order of thousands of pounds during the first half of 2004 and ramp upwards in 2005 and beyond.

TDM and CGC are providing compounds for trialing at another successful plate manufacturer during January and expect to gain an agreement to supply the blended compounds for their requirements once testing is completed.

Because of the sensitivity and confidentiality of the industry and companies we are currently working with it is necessary to continue to discuss them without revealing their names.

In addition to the fuel cell industry work that is ongoing, we have begun working with an outside contractor to work with CGC on other grades of graphite, specifically for the friction and battery business.  Samples have gone out and are currently being reviewed and tested.  The approval process is a long one, but once approved we hope to see additional opportunities with reasonable quantities and returns for CGC.  A large worldwide supplier of graphite is also looking into purchasing several grades of graphite currently in the CGC inventory.

The Company has received a Letter of Intent from Advanced Material Composites, LLC ("AMC") of Winchester, Kentucky for the purposes of establishing an alliance in which CGC would supply Advanced Mineral Composites with high purity flake graphite material for use in the fuel cell industry.

CGC has signed a Letter of Intent with the Bao Zi Wan locale government of Shanxi Province in the Peoples' Republic of China to initiate activities that could lead to the eventual operation of the DaTong DeSheng Graphite plant and deposit by Crystal Graphite Corporation.

The Company is working to development agreements to produce and market fuel cell grade graphite from sources in addition to CGC's Black Crystal resource to increase the potential production capabilities of the Company.  The DaTong deposit is the only graphite source the Company has found to date that may have similar characteristics to Crystal Graphite's Black Crystal deposits.

Crystal Graphite Corporation, after completing its due diligence, is expected to finalize business arrangements in the near future either by a long-term lease/performance arrangement or by the formation of a new Company with Crystal Graphite Corporation and other shareholders being the owners.  A Joint Venture is not planned.

The development of the project will be based on fuel cell grade flake graphite demand that is expected to increase within the next few years.  CGC initially will test and study DaTong DeSheng graphite to design an optimal processing system.  The DaTong plant is planned to be similar to Crystal Graphite Corporation's so that systems can be duplicated, resulting in more efficient management.

Risks and Uncertainties

Crystal Graphite Corporation has developed a high purity graphite which is primarily targeted to the high technology sector such as bi-polar plate manufacturing for the fuel cell industry.  While all indicators are that this will be a significant industry, CGC has no control over when the graphite requirements will have reasonable growth.

Crystal Graphite has limited financial resources and no assurances sufficient funding will be available to conduct further development and marketing of its product.

Currency fluctuations may affect the cash flow which the company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars.  The company's costs are incurred in Canadian and U.S. currencies.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.